UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Stepstone Art Resources, LLC

Legal status of issuer

    Form
    LLC

    Jurisdiction of Incorporation/Organization
    Massachusetts

    Date of organization
    October 29, 2015

Physical address of issuer
1921 Dublin Road, Richmond, MA 01254

Website of issuer
https://www.see.me/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$535,000

Deadline to reach the target offering amount
November 27, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
4

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$138,917	$187,690
Cash & Cash Equivalents	$4,750	$38,523
Accounts Receivable	$0	$0
Short-term Debt	$70,113	$376,951
Long-term Debt	$453,634	$0
Revenues/Sales	$143,800	$63,393
Cost of Goods Sold	$25,253	$1,323
Taxes Paid	$0	$-1,516
Net Income (Loss)	$-196,191	$-385,009

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
September 16, 2020

Stepstone Art Resources, LLC



Up to $535,000 of Crowd Notes

Stepstone Art Resources, LLC ("SeeMe", the "Company," "we," "us", or "our"), is offering up to $535,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by November 27, 2020. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $150,000 under the Combined Offerings (the "Closing Amount") by November 27, 2020, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by November 20, 2020 will be permitted to increase their subscription amount at any time on or before November 27, 2020 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after November 20, 2020. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $535,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to November 20, 2020, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $500 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30, 2021.

Once posted, the annual report may be found on the Company's website at https://www.see.me/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: seedinvest.com/seeme

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C should conduct independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Stepstone Art Resources, LLC is a Massachusetts LLC, formed on October 29, 2015.

The Company is located at 1921 Dublin Road, Richmond, MA 01254.

The Company's website is https://www.see.me/.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under seedinvest.com/seeme and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$535,000
Purchase price per Security	Determined in conjunction with a broker-dealer. Not Applicable
Minimum investment amount per investor	$500
Offering deadline	November 27, 2020
Use of proceeds	See the description of the use of proceeds on page 10 and 11 hereof.
Voting Rights	See the description of the voting rights on pages 10, 15, and 16.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The online art marketplace is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, [re-initiate payroll,] further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth in 2021. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The Company's Board does not keep meeting minutes from its board meetings. The practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

The Company does not have an employment contract in place with all key employees. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if key employees were to leave the Company, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company recorded net operating losses in fiscal years 2019 & 2018 and has limited liquidity.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company will raise private capital to fund continuing operations and continue to optimize its operations. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through July 23, 2021 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

The Company has engaged in related party transactions. As of December 31, 2019, the Company has a total of $308,124 in loans from related parties. These are informal loans that bear no interest or repayment structure. The loans are from various equity members and members of the Company's management team.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

You may be subject to a different valuation cap from other investors in this Offering. The Company has an evaluated valuation cap of $5,000,000. However, investors that invest earlier in the Offering may be rewarded with a lower valuation cap. Investors that have their subscription received no later than September 25, 2020 will be issued Tier 1 Notes, which have a valuation cap of $4.0 million. Investors that have their subscription received after September 25, 2020 but no later than October 9, 2020 will be issued Tier 2 Notes, which have a valuation cap of $4.5 million. Investors that have their subscription received after October 9, 2020 will be issued Tier 3 Notes, which have the evaluated valuation cap of $5,000,000. Investors that invest earlier in the Offering are rewarded with a lower valuation cap, and their notes may therefore convert at a lower price. Investments made by SI Selections Fund I, L.P. and through the SeedInvest Auto Invest program will always deemed Tier 1 Notes, regardless of the date the subscription was received. Other than the differences in the valuation cap described herein, there are no other differences between Tier 1 Notes, Tier 2 Notes, and Tier 3 Notes.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet-to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $5,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $5,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $5,000,000 valuation cap, so you should not view the $5,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes, and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company may not have yet authorized preferred stock, and there is no way to know what voting rights those securities will have in the future. In addition, as an investor in the Regulation CF offering, you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

BUSINESS

Description of the Business
SeeMe is a digital two-sided marketplace connecting emerging artists with collectors. Through competitions, algorithmic valuation and matching based on thousands of data points, it identifies the next big artists and connects them with buyers.

Business Plan

Problem:

Historically, the market for contemporary art is controlled by just a few gatekeepers (major auction houses and blue-chip galleries) who use exclusivity and secrecy to control access and pricing. Because of this gallery system (favoring large galleries) and disappearance of thousands of small galleries there are far fewer opportunities for artists. Most artists (70%+) earn less than $10k per year from art. This system effectively locks out most up-and-coming artists and therefore disadvantages new consumers.

Solution:

By fixing the core problems in the industry, SeeMe drives growth and customer satisfaction. SeeMe has grown from 3 to 6 events a year and from around 200 new artist submissions to over 500. This trend is accelerating with the push towards digital resulting from COVID-19.

SeeMe uses a competitive, open-call exhibition process aligned with major (virtual and in person) art fairs and exhibitions to democratize access. Using a combination of technology (AI and predictive analytics), SeeMe has built a rigorous process that results in the leading marketplace for new artists to become discovered and consumers to find art that they love. Some of the most highly rated artists and their work end up on the SeeMe Gallery, a digital discovery engine for art.

Litigation
None

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;

- If the Company raises the Closing Amount, it will use 14.17% of the proceeds, or $21,250, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 9.17% of the proceeds, or $5,000, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Capex: Web Design & IT	20%	20%	25%
Marketing	20%	20%	25%
Salaries & Related	20%	20%	22%
Cash Reserve	18%	18%	11%
IP Rights	15%	15%	10%
Fundraising & Legal	7%	7%	7%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Brendan Burns	Founder & Chief Executive Officer	Responsible for leading SeeMe's recruiting and team building, strategy and fundraising efforts

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	AntiDilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Units	765,000	Yes	N/A	N/A	**56.7%**	N/A
Preferred Units	584,780	Yes	None	N/A	**43.3%**	N/A
Option Pool	195,000	N/A	N/A	N/A	**0%**	N/A

The Company has the following debt outstanding:

In 2019, the Company issued a series of convertible notes payable in exchange for $70,000 for the purpose of funding continuing operations ("the Notes"). The Notes accrue interest at the rate of 8% per annum and bears a term of two years. The Notes shall convert under certain pre-defined conditions including a Qualified Financing Event, Sale of the Company, and an operational maturity conversion. The Notes may convert with a 15% discount. During 2019, the Company capitalized approximately $2,637 interest related to the Notes.

In 2019, the Company issued a series of convertible notes payable in exchange for $10,000 for the purpose of funding continuing operations. ("the Notes"). The Notes began accruing interest six months after issuance at a rate of 7% per annum. The Notes shall convert upon a qualified financing event. During 2019, the Company capitalized approximately $350 in interest related to the Notes.

In 2019, the Company received a line of credit with a limit of $11,000. The Company will make monthly payments of $1,115 until paid in full. The agreement bears an interest rate of 40% per annum and a term of one year.
In 2019, the Company issued promissory note in exchange for $25,000 for the purpose of funding continuing operations ("the Note"). The Company will make weekly payments of $594.34 over the one-year term of the Note. Financing costs associated with the Note amount to $6,500.

As of December 31, 2019, the Company has a total of $308,124 in loans from related parties. These are informal loans that bear no interest or repayment structure. The loans are from various equity members and members of the Company's management team.

During the year ended December 31, 2018, the Company issued Simple Agreements for Future Equity ("SAFE"). The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is determined by either (1) the face value of the SAFE agreement divided by the price per share of the standard preferred stock issued, if the pre-money valuation is less than or equal to the valuation cap; or (2) a number of shares of SAFE Preferred Stock equal to the face value of the SAFE agreement divided by the price per share equal to the valuation cap divided by the total capitalization of the company immediately prior to an equity financing event. Total capitalization of the company includes all shares of capital stock issued and outstanding and outstanding vested and unvested options as if converted.

If there is a liquidity event (as defined in the SAFE agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement ("Purchase Amount") or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization ("Liquidity Price") (as defined in the SAFE agreements). If there are not enough funds to pay the holders of SAFE agreements in full, then all of the Company's available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion to their Purchase Amounts and they will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a dissolution event (as defined in the SAFE agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31, 2019, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

As of December 31, 2019, the Company had $62,523 of SAFE obligations outstanding, with a valuation cap of $4,000,000.

Upon conversion of the SAFE note, preferred stock will be issued with a discount of 20%.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December

31, 2019 are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required, or reflected in income for the year ended December 31, 2019.

Ownership
A majority of the Company is owned by one individual. That individual is Brendan Burns.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Brendan Burns	760,000 Common units 185,000 Preferred units	61.2% fully diluted

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Stepstone Art Resources, LLC ("the Company") is a limited-liability corporation organized under the laws of the State of Massachusetts. The Company operates an online platform for artists and photographers to gain recognition and receive feedback for their work.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $23,600 in cash on hand as of June 30, 2020 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Pre-Seed	2019	Reg D 506(b)	Convertible Note	$70,000	Funding continuing operations
Pre-Seed	2019	Reg D 506(b)	Convertible Note	$10,000	Funding continuing operations
Pre-Seed	2018	Reg D 506(b)	SAFE	$62,523	Funding continuing operations

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing of at least $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $5,000,000 valuation cap, if the conversion takes place after the qualified equity financing;

- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Crowd Notes plus accrued unpaid interest, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $5,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $150,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. All other investors will be considered "non-Major Investors." Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Dilution
Even once the Crowd Note converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS. }

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
  (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
  (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
  (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
  (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
  (5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
  1. To the Company that sold the Securities
  2. To an accredited investor
  3. As part of an Offering registered with the SEC (think IPO)
  4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Brendan Burns
_____
(Signature)

Brendan Burns
_____
(Name)

Founder & Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Brendan Burns
_____
(Signature)

Brendan Burns
_____
(Name)

Founder & Chief Executive Officer
_____
(Title)

September 16, 2020
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials

STEPSTONE ART RESOURCES, LLC

Reviewed Financial Statements For The Years Ended December 31, 2019 and 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Stepstone Art Resources, LLC
Richmond, MA

We have reviewed the accompanying financial statements of Stepstone Art Resources, LLC (a limited liability company), which comprise the balance sheet as of December 31, 2019 and 2018, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analyti-cal procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accord-ingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of inter-nal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform pro-cedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial state-ments in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As dis-cussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Manage-ment's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
July 23, 2019

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

STEPSTONE ART RESOURCES, LLC
BALANCE SHEET
DECEMBER 31, 2019 AND 2018

_____

		2019		2018
ASSETS				
CURRENT ASSETS				
Cash	$	4,750	$	38,523
TOTAL CURRENT ASSETS		4,750		38,523
NON-CURRENT ASSETS				
Intangible Assets		150,000		150,000
Accumulated Amortization		(30,833)		(15,833)
Goodwill		15,000		15,000
TOTAL NON-CURRENT ASSETS		134,167		149,167
TOTAL ASSETS		138,917		187,690
LIABILITIES AND MEMBERS' EQUITY				
CURRENT LIABILITIES				
Accounts Payable		15,758		76,484
Unearned Revenue		19,699		65,106
Notes Payable, Current		34,657		235,361
TOTAL CURRENT LIABILITIES		70,113		376,951
NON-CURRENT LIABILITIES				
Convertible Notes Payble		82,987		-
Related Party Loan		308,124		-
SAFE Note		62,523		-
TOTAL LIABILITIES		523,747		376,951
SHAREHOLDERS' EQUITY				
Capital Contributions		497,240		496,616
Retained Earnings (Deficit)		(882,068)		(685,877)
TOTAL MEMBERS' EQUITY		(384,828)		(189,261)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	138,917	$	187,690

STEPSTONE ART RESOURCES, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2019 & 2018
_____

	2019	2018
Operating Income		
Sales, Net	$ 143,800	$ 63,393
Cost of Goods Sold	(25,253)	(1,323)
Gross Profit	118,547	62,070
Operating Expense		
Salaries & Wages	149,872	183,893
General & Administrative	55,523	68,941
Management Fees	36,000	55,000
Selling & Marketing	26,639	94,292
Amortization	15,000	15,000
Rent	8,481	1,174
Legal & Professional	7,903	27,264
	299,418	445,564
Net Income from Operations	(180,871)	(383,494)
Other Income (Expense)		
Interest Expense	(15,323)	-
Interest Income	3	2
Tax Expense	-	(1,516)
Net Income	$ (196,191)	$ (385,009)

STEPSTONE ART RESOURCES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 & 2018
_____

	2019	2018
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (196,191) $	(385,009)
Change in Amortization	15,000	15,000
Change Unearned Revenue	(45,408)	65,106
Change in Accounts Payable	(60,726)	49,280
Net Cash Flows From Operating Activities	(287,325)	(255,623)
Cash Flows From Financing Activities		
Change in Related Party Loan	308,124	(75,000)
Change in Convertible Notes	82,987	(351,616)
Change in SAFE Notes	62,523	-
Change in Capital Contributions	624	461,616
Cash Adjustment	-	301
Change in Notes Payable	(200,704)	235,361
Net Cash Flows From Financing Activities	253,553	270,662
Cash at Beginning of Period	38,523	23,484
Net Increase (Decrease) In Cash	(33,772)	15,039
Cash at End of Period	$ 4,750 $	38,523

STEPSTONE ART RESOURCES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	Contributed Capital	Retained Earnings	Total Members' Equity
Balance at December 31, 2017	$ 35,000	$ (300,868)	$ (265,868)
Contribution of Capital	461,616		461,616
Net Income		(385,009)	(385,009)
Balance at December 31, 2018	$ 496,616	$ (685,877)	$ (189,261)
Net Income		(196,191)	(196,191)
Contribution of Capital	624		624
Balance at December 31, 2019	$ 497,240	$ (882,068)	$ (384,828)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

4

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Stepstone Art Resources, LLC ("the Company") is a limited-liability corporation organized under the laws of the State of Massachusetts. The Company operates an online platform for artists and photographers to gain recognition and receive feedback for their work.

NOTE B- GOING CONCERN

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company recorded net operating losses in fiscal years 2019 & 2018 and has limited liquidity.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company will raise private capital to fund continuing operations and continue to optimize its operations. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through July 23, 2021 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no developed products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, estimates of useful lives.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

The Company's main line of business is sale commissions collected.

Advertising

The Company records advertising expenses in the year incurred.

Goodwill

The Company capitalized goodwill in connection with its purchase of various intangible assets during 2017. This account has not been tested for impairment as reliable estimates cannot be obtained.

Intangible Assets

During 2017, the Company acquired intangible assets consisting of branding and client relationships. These items will be amortized on a straight-line basis over 15 years. This period represents the Company's estimate of the commercially useful life of the assets.

Royalty Agreement

The Company agreed to pay royalties of 10% of gross revenues that exceed pre-agreed base amounts over the following 3 years from the closing date (October 31, 2017) of its purchase of See.Me. The base amounts are $334,000 in revenue for the first royalty period and $333,000 in revenue for the second and third royalty period.

Subsequent to the period, the Company negotiated the termination of this agreement.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. All item of income and expense are reported by the Company's members on their individual tax returns.

NOTE D- DEBT

In 2019, the Company issued a series of convertible notes payable in exchange for $70,000 for the purpose of funding continuing operations ("the Notes"). The Notes accrue interest at the rate of 8% per annum and bears a term of two years. The Notes shall convert under certain pre-defined conditions including a Qualified Financing Event, Sale of the Company, and an operational maturity conversion. The Notes may convert with a 15% discount. During 2019, the Company capitalized approximately $2,637 interest related to the Notes.

In 2019, the Company issued a series of convertible notes payable in exchange for $10,000 for the purpose of funding continuing operations. ("the Notes"). The Notes began accruing interest six months after issuance at a rate of 7% per annum. The Notes shall convert upon a qualified financing event. During 2019, the Company capitalized approximately $350 in interest related to the Notes.

In 2019, the Company received a line of credit with a limit of $11,000. The Company will make monthly payments of $1,115 until paid in full. The agreement bears an interest rate of 40% per annum and a term of one year.

In 2019, the Company issued promissory note in exchange for $25,000 for the purpose of funding continuing operations ("the Note"). The Company will make weekly payments of $594.34 over the one-year term of the Note. Financing costs associated with the Note amount to $6,500.

As of December 31, 2019, the Company has a total of $308,124 in loans from related parties. These are informal loans that bear no interest or repayment structure. The loans are from various equity members and members of the Company's management team.

During the year ended December 31, 2018, the Company issued Simple Agreements for Future Equity ("SAFE"). The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is determined by either (1) the face value of the SAFE agreement divided by the price per share of the standard preferred stock issued, if the pre-money valuation is less than or equal to the valuation cap; or (2) a number of shares of SAFE Preferred Stock equal to the face value of the SAFE agreement divided by the price per share equal to the valuation cap divided by the total capitalization of the company immediately prior to an equity financing event. Total capitalization of the company includes all shares of capital stock issued and outstanding and outstanding vested and unvested options as if converted.

If there is a liquidity event (as defined in the SAFE agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement ("Purchase Amount") or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization ("Liquidity Price") (as defined in the SAFE agreements). If there are not enough funds to pay the holders of SAFE agreements in full, then all of the Company's available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion to their Purchase Amounts and they will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a dissolution event (as defined in the SAFE agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31, 2019, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

As of December 31, 2019, the Company had $62,523 of SAFE obligations outstanding, with a valuation cap of $4,000,000.

Upon conversion of the SAFE note, preferred stock will be issued with a discount of 20%.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2019 are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required, or reflected in income for the year ended December 31, 2019.

NOTE E- EQUITY BASED COMPENSATION

In 2018, the Board of Directors adopted the Stepstone Art Resources LLC Equity Incentive plan ("the Plan"). The Plan provides for the grant of incentive equity options, non-qualified equity options, and incentive units to employees and consultants. Up to 250,000 shares of common units may be issued pursuant to awards granted under the Plan.

The Plan is administered by the Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board. As of December 31, 2019, 186,020 shares remain issuable under the Plan. The Company valued the stock options at $0.

A summary of the Company's stock options activity and related information is as follows:

	Number of Options	Weighted Average Excerise Price	Weighted Average Remaining Term
Outstanding at December 31, 2017	-	-	-
Granted	208,397	$1.00	3.00
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2018	208,397 $	1.00	2.92
Granted	5,000	$1.00	0
Exercised	(5,000)	-	-
Expired/Cancelled	(149,417)	-	-
Outstanding at December 31, 2019	58,980 $	1.00	1.98
Vested and Expected to Vest at December 31,2019	58,980 $	1.00	1.98
Exercisable at December 31, 2019	19,988 $	1.00	1.98

The Company recognizes stock option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeitures rates.

NOTE F- LLC MEMBER LIABILITY

The Company is organized as a limited liability company. As such, the financial liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital to the Company.

NOTE G- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE H- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before July 23, 2020, the date that the financial statements were available to be issued.

EXHIBIT C
PDF of SI Website

see | me

Showing creators to a global audience

August 2020



Invest in SeeMe

Global platform for artists using matching and data science to connect them with art buyers

Edit Profile

$500	$5,000,000	Crowd Note
Minimum	Valuation cap	Security Type

INVEST IN SEEME

Time Left 67d : 10h : 34m

Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

Website: https://www.see.me

Disclaimer

This presentation contains offering materials prepared solely by Stepstone Art Resources, assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation statements and information relating to, among other things, the company, its business plan an These statements reflect management's current views with respect to future events based info and are subject to risks and uncertainties that could cause the company's actual results to dif cautioned not to place undue reliance on these forward-looking statements as they contain mathem epresent guarant of activity, performance, or achievements, all of which cannot be made. Moreover, no person no assumes responsibility for the accuracy and completeness of forward-looking statements and any such statements to conform them to actual results.

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SeeMe is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below

- Highlights
- Overview
- The Team
- Term Sheet
- Investor Perks
- Prior Rounds
- Market Landscape
- Risks & Disclosures
- Data Room
- 0 comments
- FAQs About Investing
- Contact SeedInvest

Company Highlights

- Generated over $140K in revenue in 2019, representing a growth rate of over 100% from 2018 (unaudited)
- User base of over 3,000 artists and captured thousands of digital art images with rights and metadata
- Formed a strategic relationship with Sotheby's Institute and executed a licensing agreement with Meural
- Founder and CEO is an adjunct professor at Columbia Business School and Consulting Program Director at Sotheby's Institute, as well as an experienced start-up and turnaround executive
- Columbia Alumni Virtual Accelerator portfolio company

Fundraise Highlights

- Total Round Size: US $1,000,000
- Raise Description: Seed
- Minimum Investment: US $500 per investor
- Security Type: Crowd Note (SWIFT)
- Target Minimum Raise Amount: US $150,000
- Offering Type: Side by Side Offering

Tiered Valuation Cap

- Valuation Cap: US $4,000,000 before Sep 26, 2020
- Valuation Cap Schedule: See Full Schedule

SeeMe is a digital two-sided marketplace connecting emerging artists with collectors. Through competitions, algorithmic valuation and matching based on thousands of data points, it identifies the next big artists and connects them with buyers.

Historically, the market for contemporary art is controlled by just a few gatekeepers (auction houses and blue-chip galleries) who use exclusivity and secrecy to control access and pricing. Because of this gallery system (favoring large galleries) and the disappearance of thousands of small galleries, there are fewer opportunities for artists. Most artists (70%+) earn less than $10k per year from art. This system effectively locks out most up-and-coming artists and therefore disadvantages new consumers.

By fixing the core problems in the industry, SeeMe drives growth and customer satisfaction. SeeMe has grown from 3 to 6 events a year and from around 200 new artist submissions to over 500. This trend is accelerating with the push towards digital resulting from COVID-19.

SeeMe uses a competitive, open-call exhibition process aligned with major (virtual and in person) art fairs and exhibitions to democratize access. Using a combination of technology (AI and predictive analytics), SeeMe has built a rigorous process that results in a leading marketplace for new artists to become discovered and consumers to find art that they love. Some of the most highly rated artists and their work end up on the SeeMe Gallery, a digital discovery engine for art.

We believe SeeMe's process and product is a superior way to discover artistic talent, benefitting both ambitious artists and discerning collectors. For artists, we help them gain recognition, feedback and sell work. For art enthusiasts and collectors, we help them discover new and emerging artists and give them confidence they are buying quality work at great value.

The long-term value creation in the business model is using predictive analysis to identify the most talented artists (and their work), gain access to rights (upside value) and help support this increase through targeted marketing and promotion.

Gallery





SeeMe at SCOPE.
SeeMe 2019 activation at SCOPE sponsored by
Samsung

The Team

Founders and Officers



Brendan Burns
CEO

Brendan focuses on strategy, business development and team building.

Key Team Members

 **Sawyer Zehr**

 **Angelica Munoz**

 **Nerissa Bardfeld**

 **Nathan Wu**

 **Marco Torraca**

Notable Advisors & Investors

 **Patrick Burns**

 **David Lerner**

 **Mike Ripien**

 **Ira Grossman**

 **Jeremy Miller**

 **Peter Dillon**

 **Isaac Sacolick**

 **Eric de Cavaignac**

 **Poppy Simpson**

 **Stephanie Grayson**

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $1,000,000
Minimum investment:	US $500
Target Minimum:	US $150,000

Key Terms

Security Type:	Tiered Crowd Note (SWIFT)
Conversion discount:	20.0%
Valuation Cap:	US $4,000,000 no later than Sep 25, 2020 US $4,500,000 no later than Oct 9, 2020 US $5,000,000 Final
Interest rate:	5.0%
Note term:	24 months

Additional Terms

Closing conditions:	While SeeMe has set an overall target minimum of US $150,000 for the round, SeeMe must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to SeeMe's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds



If Minimum Amount Is Raised   If Maximum Amount Is Raised

● Capex: Web Design & IT   ● Marketing   ● Salaries & Related   ● Capex: Web Design & IT   ● Marketing   ● Salaries & Related
● IP Rights Fund   ● Fundraising & legal   ● Cash Reserve   ● IP Rights Fund   ● Fundraising & legal   ● Cash Reserve

Investor Perks

$500-$999 (for artist investors or can be gifted to an artist)

- 2 year membership to SeeMe including any subsequent membership products
- 15% discount on purchases

$1,000-$2,499:

- the above plus:
- 4 year membership to SeeMe including any subsequent membership products (for artists or as a gift)
- 5% of amount invested to spend on art at SeeMe Gallery plus a one hour virtual curatorial consultation for your home from SeeMe's in-house design expert(s)

$2,500-$4,999:

- the above plus:
- 10% of amount invested to spend on art at SeeMe Gallery plus a one hour virtual art curatorial consultation for your home from SeeMe's in-house design expert(s)
- 4 year membership to SeeMe including any subsequent membership products (for artists or as a gift)

$5,000-$9,999:

- 10% of amount invested to spend on art at SeeMe Gallery plus a one hour virtual art curatorial consultation for your home from SeeMe's in-house design expert(s) and 10 VIP passes (admitting two each) to SCOPE or Frieze in NYC
- 4 year membership to SeeMe for up to two artists including any subsequent membership products (for artists or as a gift)

$10,000-$24,999:

- 15% of amount invested to spend on art at SeeMe Gallery plus a one hour virtual art curatorial consultation for your home from SeeMe's in-house design expert(s) and 10 VIP passes (admitting two each) for Art Basel Miami in 2020 or 2021, including an invite to SeeMe's insider Artist Reception
- 4 year membership to SeeMe for up to 4 artists including any subsequent membership products (for artists or as a gift)

$25,000-$49,999:

- 20% of amount invested to spend on art at SeeMe Gallery plus an in-person art curatorial consultation for your home from SeeMe's in-house design expert(s) (in North America) and 10 VIP passes (admitting two each) for Art Basel Miami in 2020 or 2021, including an invite to SeeMe's insider Artist Reception
- First peek access to SeeMe's Emerging Artist review
- 4 year membership to SeeMe for up to 6 artists including any subsequent membership products (for artists or as a gift)

$50,000+:

- 20% of amount invested to spend on art at SeeMe Gallery plus an in-person art curatorial consultation for your home from SeeMe's in-house design expert(s) (in North America), 10 VIP passes (admitting two each) for Art Basel Miami in 2020 or 2021, and 10 VIP passes (admitting two each) for Armory Week New York 2020, 2021, or 2022, including an invite to SeeMe's insider Artist Reception
- First peek access to SeeMe's Emerging Artist review
- 4 year membership for up to 10 artists to SeeMe including any subsequent membership products (for artists or as a gift)

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

This chart does not represent guarantees of future valuation growth and/or declines.

Other		Other	
Round Size	US $63,253	Round Size	US $80,000
Closed Date	Dec 31, 2018	Closed Date	Dec 31, 2019
Security Type	Convertible Note	Security Type	Convertible Note

| Valuation Cap | US $4,000,000 | | Valuation Cap | US $4,000,000 |

Market Landscape



Hiscox Online Art Market Report - projecting 15% growth thru 2024 to reach $9.32 billion.

In 2019 the Global Art Market was over $65 billion and has grown at about 5% CAGR since 2010. The high end of the market is dominated a few major auction houses like Christie's and Sotheby's and a few major blue-chip galleries like Gagosian.   Thousands of smaller galleries fill the gap for art priced under $50k. The fastest growing segments are original art priced <$10k from emerging artists and sold online, which is now over $6 billion. This lower end has been dominated by smaller galleries and thru art fairs. COVID has had damaging effect in part because most small galleries are poorly positioned to sell online and almost all major art fairs have been canceled. SeeMe is well positioned to fill this void because it can operate 100% virtually, has no exposure to physical real estate and is not dependent on art fairs for building awareness with collectors.

In the last 90 days Art Basel Hong Kong, Frieze NY and multiple other major fairs were canceled. During the same time frame, SeeMe created a virtual competition called ArtSavesHumanity, attracting more than 500 artists and 2,000 pieces of work. SeeMe also created a "live series" of virtual events that were simulcast across the website, Instagram and Facebook attracting between 2,000 and 10,000 viewers per episode. Both of these examples provide evidence of SeeMe's ability to act quickly, leverage technology and build relationships with artists and collectors.

Post COVID, winners in the art world will need to have a nimble physical presence, large virtual footprint and flexible cost model with high margins. Winners need digital native competency and direct relationships with artists and collectors alike. SeeMe resembles these attributes and has been building in this fashion for over two years.

Risks and Disclosures

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The online art marketplace is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth in 2021. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve

known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The Company's Board does not keep meeting minutes from its board meetings. The practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

The Company does not have an employment contract in place with all key employees. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if key employees were to leave the Company, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company recorded net operating losses in fiscal years 2019 & 2018 and has limited liquidity.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company will raise private capital to fund continuing operations and continue to optimize its operations. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through July 23, 2021 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

The Company has engaged in related party transactions. As of December 31, 2019, the Company has a total of $308,124 in loans from related parties. These are informal loans that bear no interest or repayment structure. The loans are from various equity members and members of the Company's management team.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors") Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

Data Room

NAME	LAST MODIFIED	TYPE
⌄ 🗀 Financials (1 file)	Feb 21, 2020	Folder
⌄ 🗀 Fundraising Round (1 file)	Feb 21, 2020	Folder
⌄ 🗀 Miscellaneous (2 files)	Feb 21, 2020	Folder

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in SeeMe

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by SeeMe. Once SeeMe accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to SeeMe in exchange for your securities. At that point, you will be a proud owner in SeeMe.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, SeeMe has set a minimum investment amount of US $500.

Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now SeeMe does not plan to list these securities on a national exchange or another secondary market. At some point SeeMe may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when SeeMe either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is SeeMe's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the SeeMe's Form C. The Form C includes important details about SeeMe's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D
Investor Deck

see | me

Showing creators to a global audience

August 2020








Disclaimer

This presentation contains offering materials prepared solely by Stepstone Art Resources, LLC (SeeMe) without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements and is under no duty to update any such statements to conform them to actual results.

[S]






SeeMe Overview

SeeMe is building the digital marketplace connecting emerging artists with art consumers. We are building an algorithm to effectively match art and predict future success based on thousands of data points:



Artists

Consumer

We are identifying the next wave of emerging artists and connecting them with buyers while also building a portfolio of top artists and IP rights.

[S]

Contemporary art is a $35 billion market, but with significant constraints to growth

Because of:



Weak online sales channels

Lack of a rating system or consumer validation

Elite Gatekeepers

We believe billions more have yet to be unlocked.

[S]

The online market is young and growing.

Online Art Market Growth, 2013-2018



Billion $

- 2013: $3.1
- 2014: $4.4
- 2015: $4.7
- 2016: $4.9
- 2017: $5.4
- 2018: $6.0

- Over half of art buyers have been collecting for fewer than 10 years, and 32% are under 35 years old.

- 93% of millennial high-net-worth collectors reported that they've bought art from an online platform.

- COVID-19 has boosted online art buying significantly, expanding the audience of buyers.

Sources: Artsy, 2019 Online Art Collection Report; UBS, The Art Market 2019; Bloomberg

[S]

Consumers want a modern recommendation engine for art

Art-loving millennials are accustomed to individualized product matching, curated recommendations and both expert and peer-reviewed validation similar to the way Spotify or Netflix work.


PEACH







From left to right: Driving South, 2019, Ashley Cunningham; "Drift", 2019, Sherre Wilson-Liljegren;; "Mystic. 2018, Alberto del Hoyo; 'Leda and the Swan and the Illuminating Gas', Stephen Linsteadt, 2019

Presenting

see | me



Untitled, Damian Siqueiros

[S]

Powering the algorithm.

SeeMe collects thousands of data points each year from artist submissions and purchases. These data points will soon power a unique algorithm uncovering key insights:

Predicting the long-term value of a piece of art based on the artist's likelihood of becoming prominent.



Valuation



Matching

Offering curated art recommendations to consumers based on their unique preferences.



The result is a powerful digital marketplace

We plan to augment our existing platform with sophisticated data science for art valuation / recommendation and next-gen tools for augmented reality (AR) viewing.



Artists

∨ Gain a venue to showcase their work, generate income and more.



Consumer

∨ Enjoy tailored art recommendations and convenient online buying.

[S]

SeeMe for Artists

Artists benefit from different services and products:



- ✓ Artists earn 60% of revenue generated from art sales online and in-gallery
- ✓ Gain feedback from a network of leading art experts
- ✓ Enter competitions to win gallery features and cash prizes
- ✓ Benefit from education and services to build a business, from websites to free studio residencies around the globe







Artists pay an annual subscription fee for access to the SeeMe platform.



SeeMe for Consumers

Consumers benefit from different services and products:



✓ Browse art organized by contemporary, compelling themes



✓ Receive curated recommendations for art that matches interests, aesthetic, and purchase objectives



✓ Attend premier events at galleries/art fairs worldwide to celebrate artists and purchase art *(5% of all gallery sales are donated to ArtSavesHumanity.org)*



✓ Leverage revolutionary art ratings that predict long-term value

Consumers have access to an exclusive artistic experience.





Key Ecosystem

Industry Relationships

Physical spaces for artists to create and exhibit their work.

SC○PE  Standard Arts

Strategic Partnerships

Expert feedback for artists, curatorial experience.

Sotheby's
INSTITUTE OF ART

SeeMe



Platform sponsorships

Samsung provides digital display hardware for co-branded events.

SAMSUNG

Consumer Relationships

Direct Access to a community of art lovers

Meural

Revenue Model



Artist Subscription Fees
Platform Sponsorships
(Strategic corporate sponsorships, ex. Samsung)
Online and In-Gallery Art Sales

	2019 Fiscal Year	2020 / 2021 Projections
Artist Subscriptions	85%	60%
Artwork Sales	12%	28%
Platform Sponsorship	3%	10%

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.

Strong Foundation for Growth

$143,000 top-line revenue
Average transaction per purchase of $72

3,000 artist memberships
1,000 annual subscribers ($139 fee)

18,000+ unique submissions
Metatagged by artists at time of submission

250,000+ leads / 20,000+ qualified
Developed metrics around CAC / LTV



$15,000 MRR

$4,000 MRR

Q1 '18 Q2 '18 Q3 '18 Q4 '18 Q1 '19 Q2 '19 Q3 '19 Q4 '19

[S]

Well Positioned for Post-COVID Success





VAHID

250,000+
leads,
20,000+ qualified

3,000+
artists on platform,
1,000 annual
subscribers





$144,000
128% YoY revenue
growth in 2019

18,000+
unique competition
submissions



'The Hands of Humans', Susana Aldanondo; 'The White Collars', Xi Zhang'Heroes', Roberto Gross,

Planned Timeline



May 2020
- #ArtSavesHumanity (ASH) COVID-19 Exhibition Launch
- ASH podcast launched – 30,000 + views

Q2 2020
- Meural digital distribution agreement signed

Q3 2020
- V2 of website and e-commerce site launched

Q4 2020
- Matching technology and AR functionality
- SCOPE @ Art Basel Miami event

Q1 2021
- Contemporary art rating system with Sotheby's Institute

[S]

Team



Brendan Burns
Founder & CEO

Experienced startup and turnaround executive. Closed multiple debt, equity, and M&A transactions, including capital raises with Fortune 500s and top-tier VCs. Adjunct professor at Columbia Business School and Consulting Program Director at Sotheby's Institute.

COLUMBIA UNIVERSITY IN THE CITY OF NEW YORK

Sotheby's INSTITUTE OF ART



Marco Toracca
CREDIT SUISSE



Nerissa Bardfeld
citi Kripalu Center for Yoga & Health
1000MUSEUMS



Nathan Xu
1000MUSEUMS
MAXIM GROUP



Andrea Torriglia de Altolaguirre
KPMG



Angélica M. Pulido Muñoz
Sotheby's INSTITUTE OF ART



S

Advisory Board



Eric De Cavaignac
Former Global Head of Strategy &
Corp Dev @ Christie's



Mike Riepen
Angel Investor/Central Texas Angel
Network



Peter Dillon
Managing Partner, Brunswick
Arts



Brynne Kennedy
Former Founder & CEO @ Mobility,
Congressional Candidate CA-04



Isaac Sacolick
Former CIO @ BusinessWeek;
Data Science Expert & Author



Patrick Burns
CEO, Dispatch, former SVP Product @
ClickSoftware
($1 Billion+ sale to Salesforce in '19)



Stephanie Grayson
Founder Yahoo Finance,
Social Media Advisor



Poppy Simpson
Head of Content and Curation
@ Meural



Investment Opportunity

Over the past two years we believe we have proven product market fit, are poised for rapid revenue growth and achieving profitability (see Data Room for assumptions) all while successfully positioning ourselves to succeed in a post-COVID art industry. We'll use that success to fund the development of our algorithms and software tools and build a valuable portfolio of intellectual property rights from emerging artists.

Use of Funds: developing data science backend, introducing contemporary art rating and valuation system, investing in events and marketing to surpass 10,000+ artist members.



"The artist whose work now gets a canvas Rembrandt could never have imagined is a substitute teacher from Allentown, Pa., who has made art for over 30 years but never had the backing of a major museum or gallery. Her creation will loom over Times Square because she won a competition in which users of a SeeMe gave her more votes than 35,000 competitors.."

The New York Times

"See.Me Helps Artists Raise Money and Build Relationships With Fans"

Mashable

"See.Me is the creative platform that's taken the best parts of Facebook and LinkedIn and thrown them together in an easy to use Tumblr style set-up to become a pioneer of arts-focused social media."

iD Magazine

"See.Me's new app allows anyone to turn a cherished moment -- or a favorite photo from their artist community -- into a one-of-a-kind T-shirt."

Wall St. Journal

[S]

Thank you!

@SeeMeCommunity


@SeeMe


[S]

EXHIBIT E
Video Transcript

Exhibit E
Video Transcripts

see me sequnece 2
https://www.youtube.com/watch?v=WSfDhMrCZ5Y

No voiceover

SeeMe | Art Takes Miami 2018 Highlights
https://www.youtube.com/watch?v=h7UaFENJMUY

No voiceover